                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                                   March 6, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd. (NO. 11/2000)
          Company No. 52-001414-3

Koor Industries Ltd. hereby announces the following:

This afternoon, a Binding MOU was signed between Nortel Networks, an International Telecommunication Company from Canada (hereinafter: "Canadian Nortel"), and Koor and its subsidiary Telrad Networks LTD (hereinafter:
"Telrad". Koor and Telrad will be referred to hereinafter as: "Koor Group").

As part of the above-mentioned Binding MOU, a new Israeli company will be formed by Canadian Nortel and Koor Group (hereinafter: "Nortel Israel") that will be controlled by Canadian Nortel and the Koor Group will hold 28% of its share capital. Upon its formation, Nortel Israel will purchase from Telrad its Public Switching Business and TXI Systems, together with Telrad's activity in this field outside of Israel, in consideration of a total sum of 95 million dollars that will be paid to the Koor Group.

Capital Gain before taxes for the Koor Group from this transaction is approximately 85 million dollars.

Parallel to that, the Canadian Nortel will sell Koor all its holdings (20%) in Telrad, for a total sum of 45 million dollars, and Telrad will become a wholly owned subsidiary of Koor. On the other hand, Koor will invest in Nortel Israel the total sum of 49 million dollars in share capital and shareholder loans.

The completion of this transaction is dependent on various approvals, including the approval of the Restrictive Trade Commissioner.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel